UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._2__)*


                              Pharsight Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71721Q101
                        ------------------------------
                                 (CUSIP Number)

                                 December 31, 2002
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71721Q101
          ---------
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Philip Greer    ###-##-####
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [  ]
      (b) [x]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION  New York
-------------------------------------------------------------------------------
              5    SOLE VOTING POWER  0
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  1,223,242
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER  0
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  1,223,242
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,223,242
-------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[ x]
-------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  6.54%
-------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
      BD,IA
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------



Item 1

    (a)  Name of Issuer  Pharsight Corporation

    (b)  Address of Issuer's Principal Executive Offices
         800 West El Camino Real, Suite 200, Mountain View, CA  94040


Item 2

    (a) Name of Person Filing Philip Greer, individually and on behalf of WPG 1997 Fund.

    (b) Address of Principal Business Office or, if none, Residence 555 California Street, Suite 3130, San Francisco, CA 94104

    (c) Citizenship WPG is a Limited Liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

    (d)  Title of Class of Securities  Common Stock

    (e)  CUSIP Number  71721Q101

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [x]  Broker or dealer registered under section 15 of the Act

    (b)  [  ] Bank as defined in section 3(a)(6) of the Act

    (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

    (e)  [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

    (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:  1,223,242 as of December 31, 2002

    (b)  Percent of class:  6.54%

    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote  0

         (ii)  Shared power to vote or to direct the vote  1,223,242

         (iii) Sole power to dispose or to direct the disposition of  0

         (iv)  Shared power to dispose or to direct the disposition of 1,223,242

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 18,699,000 shares reported to be outstanding by Pharsight Corporation at December 2002.

As of December 31, 2002, WPG 1977 Fund owned of record 1,223,242 shares of Pharsight Corporation common stock ("Common Stock"). The shares owned by WPG 1977 Fund may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPG 1977 Fund. Mr. Greer, the managing member of WPG CDA V may be deemed to be beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 2002, Philip Greer may be deemed to own beneficially 1,223,242 shares of Common Stock or approximately 6.54% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPG 1977 Fund.

This Schedule 13G is not being filed with respect to the share of Pharsight Corporation which may be owned of record or beneficially by any member of WPG 1977 Fund, other than Mr. Greer, since no such member possesses or shares voting or investment power with respect to the shares. Each of such members disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective member owns of record, or may be deemed to own by reason of his interest as a member in the various companies described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.


Item 9.  Notice of Dissolution of a Group


Item 10.  Certification

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 13, 2003
                                         ----------------------------------
                                                       Date

                                             /s/ Robert A. Kloby
                                         ----------------------------------
                                                     Signature


                                                   Robert A. Kloby
                                                   Chief Compliance Officer
                                         ----------------------------------
                                                     Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)